                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Half year 2003 preliminary results analysed by the Board of Directors

Net financial borrowings decreased from about 18.1 billion euros at the end of December 2002 to about 16.5 billion euros at June 30, 2003 (approximately -1.6 billion euros), after paying out dividends of about 1.6 billion euros

Within the framework of the debt-reduction plan, divestments have already amounted to 4.3 billion euros, out of the planned 4.5 billion euro divestments to be reached in 18 months as announced on March 12.

Revenues up 6.6% compared to the first half of 2002, based on the same consolidation area and excluding the exchange-rate effect. Slightly down (-1.1% compared to the first half of 2002) considering the negative effect of exchange rates and changes to the consolidation area

Operating profitability inproved:

 GOP/Revenues 46.7% (45.4% for the first half of 2002),

Operating income/Revenues 26.6%

(24.4% in the first half of 2002)

All operating figures improved in Q2 2003 compared with Q1 2003

Wireline: Revenues (+1.7%) and margins (gross operating profit +2.1%, operating result +1.9%) increased compared to the first half 2002

Wireline plan to expand broadband internationally presented to the Board of Directors

Acquisition of HanseNet from e.Biscom also approved

TELECOM ITALIA GROUP

REVENUES: 14,818 MILLION EUROS, (-1.1% COMPARED WITH FIRST HALF 2002) +6.6% EXCLUDING EXCHANGE RATES AND CHANGES TO THE CONSOLIDATION AREA

GROSS OPERATING PROFIT: 6,925 MILLION EUROS, (+1.7% COMPARED WITH FIRST HALF 2002) +3.7% EXCLUDING EXCHANGE RATES AND CHANGES TO THE CONSOLIDATION AREA

OPERATING INCOME: 3,948 MILLION EUROS, (+7.8% COMPARED WITH FIRST HALF 2002) +6.2% EXCLUDING EXCHANGE RATES AND CHANGES TO THE CONSOLIDATION AREA

OPERATING FREE CASH FLOW: 4,911 MILLION EUROS (+761 MILLION EUROS COMPARED WITH FIRST HALF 2002) EQUIVALENT TO 33.1% OF REVENUES

NET FINANCIAL BORROWINGS: 16,535 MILLION

EUROS (-1,583 MILLION EUROS COMPARED WITH

DECEMBER 31, 2002)

Milan, July 28, 2003 – Today the Board of Directors of Telecom Italia chaired by Marco Tronchetti Provera analysed the Group’s unaudited preliminary results for the half year ended June 30, 2003.

Preliminary results of the Telecom Italia Group for the first half 2003

The preliminary results analysed by the Board of Directors show constantly improved income from operations.

Revenues for the first half of 2003 amounted to 14,818 million euros, slightly down by 1.1% compared with the same period of 2002 (14,989 million euros). Excluding the negative effect of exchange rates and changes in consolidation revenues registered organic growth of 6.6% (+921 million euros).

Gross operating profit amounted to 6,925 million euros (an increase of 1.7% (+117 million euros), compared with the first half of 2002. Without taking into account the negative effect of exchange rates and changes in the consolidation area, organic growth was 3.7% (+250 million euros). The ratio to revenues was 46.7% compared to 45.4% for the same period of 2002.

Operating income amounted to 3,948 million euros, improving by 286 million euros compared with the first half of 2002 (+7.8%, while organic growth was equal to 6.2%), with ratio to revenues showing net improvement increasing from 24.4% for the same period of 2002 to 26.6% in the first half of 2003.

Free cash flow stood at 4,911 million euros, an increase of 761 million euros (+18.3%) compared with the first half 2002; this item amounted to 33.1% of revenues compared with 27.7% for 2002.

All operating figures show improved performance.

In Q2 2003, compared with Q1 2003, revenues increased 8%, gross operating profit increased 9.7%, operating result increased 11.6% and operating free cash flow increased 3.5%.

Net financial borrowings, down by 1,583 million euros compared to December 31 2002, amounted to 16,535 million euros, after paying out dividends of 1,564 million euros.

In the first half of 2003, the Telecom Italia Group completed divestments of approximately 4.3 billion euros, out of the planned 4.5 billion euro divestments to be carried out in 18 months announced on March 12.

In particular:

•

On February 20, 2003, an agreement was concluded to sell the 29% stake held in Telekom Srbija to PTT Srbija for 195 million euros;

•

On June 11, 2003, an agreement was signed with the consortium of companies formed by BC Partners, CVC Capital Partner, Permira and Investitori Associati to acquire an equity stake of approximately 61.5% in the “Nuova Seat” (Directories). The agreed price is 0.598 euro per share, taking into account the “Enterprise Value" of "Nuova Seat" amounting to approximately 5.65 billion euros. The value of the transaction to Telecom Italia thus amounts to approximately 3 billion euros. Taking into account estimated debt of "Nuova Seat", amounting to approximately 0.7 billion euros at the time of completion, the transaction will allow the Telecom Italia Group to reduce its consolidated net debt by approximately 3.74 billion euros;

•

On June 20, 2003, an agreement was reached with Lastra Holding B.V., a company in the Five Mounts Properties Group (FMP), regarding the transfer of a number of real estate assets owned by the Telecom Italia Group. The agreement, concluded on July 21, 2003 is worth approximately 355 million euros and will allow the Telecom Italia Group to reduce consolidated net financial borrowings by a similar amount.

Preliminary results of the Business Units for the first half 2003

WIRELINE

The key preliminary results of Wireline, the Telecom Italia fixed-line network Business Unit posted much improved performance for both industrial and business operations in first half 2003, compared with the same period of the previous year.

Revenues on the increase

Revenues, amounting to 8,552 million euros, an increase of 1.7% compared to the first half of 2002 thus confirming the upturn in revenue trend already shown in Q1 2003.

This increase was achieved by effective positioning on the telephony market, its core business, where, specifically, flat-rate voice offerings exceeded 5.5 million connections achieving 20.6% penetration of Wireline’s client base and the traffic market share confirmed its stable trend for the first half of 2003.

Significant and progressive development is reported for Broadband markets and innovative data services. Broadband access connections amounted to 1,375,000, registering an increase in first half 2003 of 525,000 connections, double the increase registered in the second half of 2002. Significant growth was also shown for business customer data services, where the development of innovative data services, recorded a +46% increase compared to the first half 2002, more than offsetting the contraction registered by traditional data services and leased line services where prices are regulated and a migration towards innovative solutions is underway.

Finally, the increase in revenues from VAS services increased +37% compared to the first half of 2002.

Profitability improvement

Gross operating profit, amounting to 3,982 million euros, reported growth of +2.1% compared to the first half 2002, with a ratio to revenues of 46.6% compared with 46.4% in the first half of 2002.

Operating income amounted to 2,441 million euros, a rise of 1.9% compared with the first half of the previous year. The ratio of operating income to revenues was 28.5%, in line with the figure reported for the same period of the previous year.

During the first half of the year, Wireline confirmed its commitment to investments deploying 1,069 million euros, a rise of +6.8% compared with the first half of 2002.

MOBILE AND SEAT

The preliminary results for the first half of 2003 for the Mobile Services and Internet & Media Business Units are reported in the press releases issued on July 23 and 24, respectively, after being analysed by the Boards of Directors of TIM and Seat Pagine Gialle.

§

The half year report of Telecom Italia for the period ended June 30, 2003 will be available to the public by September 13, 2003. Henceforth, in accordance with  Article 82 of Consob decision No. 11971/99,  exempt from publication of quarterly report for the period April-June 2003.

The Board of Directors that will analyse the Half Year Report for the period ended June 30, 2003 has been brought forward from September 4 to September 2, 2003.

§

Wireline: Broadband international expansion plan

The Board of Directors gave a mandate to CEO Riccardo Ruggiero to finalize the negotiations to acquire HanseNet from e. Biscom for about 250 million euros.

The Board of Directors of Telecom Italia further acknowledged the Wireline Business Unit’s project for developing and internationally expanding its Broadband business.

Having substantially concluded a financial restructuring and focussing on the core business much earlier than the other main European operators, the Telecom Italia Group deems the time right to leverage its know-how in terms of marketing, its acquired skills in managing business channels and its technological excellence gained in the domestic market to expand coverage of Broadband activities to a number of selected European cities with  high development potential.

In fact, the international market today shows different potential compared to the past, with broadband showing strong growth both from the standpoint of access services and value-added services, in addition to competitive gaps linked to the supply of innovative services and products and to excellent operations and customer service.

Telecom Italia will invest 500-600 million euros in the project in the three-year period from 2003 to 2005. This amount is part of the Group's investments planned for the three-year period 2003 – 2005 (14 – 16 billion euros) as announced on February 14, 2003.

In the framework of this strategy, the Board of Directors gave a mandate to CEO Riccardo Ruggiero to acquire from e.Biscom a 100% stake in the German company HanseNet Telekommunikation GmbH for about 250 million euros.

The expected turnover of HanseNet, a company operating in the Broadband business in the Hamburg area, is approximately 100 million euros for 2003.

HanseNet’s operations will be part of the Wireline Business Unit, headed by Telecom Italia CEO Riccardo Ruggiero.

§

With reference to the "Organization Model 231", adopted by Telecom Italia on May 5, 2003, the Board of Directors decided that the Supervisory Committee will be a board made up of Guido Ferrarini, an independent director member of the Internal Control Committee, Armando Focaroli, the person in charge of internal control, and Ferdinando Superti Furga, chairman of the Board of Auditors.

Telecom Italia

Communication & Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 28th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager